July 26, 2024

Via EDGAR

Ms. Lulu Cheng

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Invesco CurrencyShares® Canadian Dollar Trust
Registration Statement on Form S-3
Filed July 1, 2024
File No. 333-280627

Dear Ms. Cheng:

On behalf of the Invesco CurrencyShares® Canadian Dollar Trust (the “Trust”), set forth below is the Trust’s response to the comment provided by the staff of the SEC Division of Corporation Finance (the “Staff”) in its letter dated July 9, 2024, relating to the above-referenced Registration Statement (the “Registration Statement”). The Staff’s comment is set forth below in italics, followed by the Trust’s response. We are concurrently submitting via EDGAR this letter and an amendment to the Registration Statement (“Amendment No. 1”).

1.

It appears that the aggregate market value of your common equity held by non-affiliates during the 60 days prior to July 1, 2024 did not exceed the $75 million threshold that General Instruction I.B.1 of Form S-3 specifies. Please provide us with your analysis demonstrating your ability to use Form S-3 pursuant to General Instruction I.B.1, or if you are relying on General Instruction I.B.6 for Form S- 3 eligibility, include the information required pursuant to Instruction 7 to General Instruction I.B.6. Alternatively, please amend your registration statement on an appropriate form.

Response: Acknowledging the Staff’s comment, the Trust hereby advises the Staff that the Trust is not currently eligible to conduct a primary offering on Form S-3 pursuant to General Instruction I.B.1. Accordingly, the Trust has filed Amendment No.1 to convert the Registration Statement to Form S-1 and has revised the relevant portions of the Registration Statement accordingly.

Securities and Exchange Commission

If you have any questions about the foregoing, please contact counsel for the Trust, Alexis Leineweber of Foley & Lardner LLP at (414) 297-4922 or, in her absence, her colleague Patrick Daugherty at (312) 832-5178.

Sincerely,

INVESCO SPECIALIZED PRODUCTS, LLC, Sponsor of the Trust

By:	/s/ Adam Henkel
Adam Henkel
Head of Legal, US ETFs